February 28, 2005


David G. Fiore
President and Chief Executive Officer
AAC Group Holding Corp.
7211 Circle S Road
Austin, Texas 78745

	Re:	AAC Group Holding Corp.
		Form S-4/A filed February 10, 2005
      File No. 333-121479

      American Achievement Corporation
      Form 10-K for fiscal year ended August 28, 2004
      Form 10-Q for the quarter ended November 27, 2004
      File No. 333-84294

Dear Mr. Fiore:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A

ACC Group Holding Corp. is the sole obligor under the notes . . ., page 13

1. We note your response to comment 10. Please revise this risk factor subheading to concisely state the risk to you. You may expand upon the risk in the text of the risk factor.

Industry and Market Data, page 22

2. We note your response to comment 12 and reissue the comment.
Please delete the second sentence in this section.

Procedures for Tendering, page 25

3. We note your response to comment 15 and reissue the comment.
Rule
14e-1(c) requires you to exchange the outstanding notes or return them "promptly" upon termination or withdrawal of the offer. You should revise your disclosure in the "Terms of the Exchange Offer" on page 24 to indicate that outstanding notes will be returned promptly and not as promptly as practicable. In the "Procedures for Tendering" section on page 26, you should revise your disclosure to indicate that outstanding notes will be returned promptly upon termination or withdrawal of the offer.

Business, page 57

4. We note your supplemental response to comment 29. It is unclear how the supplemental information you provided sufficiently supports your statements in the third, fifth and sixth bullet points. Please revise or provide additional support. In addition, you should provide support for your statements of leadership and industry statistics throughout this section. The examples cited in our prior comment 29 did not include all the examples for which you should have provided support. The following are only a few additional examples for which you should provide support:

* We pioneered many of the industry`s major advances in yearbook systems and design, page 58;

* We believe we are the second largest class ring provider and one of the leading yearbook providers, with market shares of approximately
35% and 20%, respectively, in fiscal 2004, page 59; and

* During the last three fiscal years, we have had average school retention rates of approximately 84% for high school class rings and
84% for yearbooks, page 59.

Note 12: Commitments and Contingencies, page F-26

5. We have read your response to our prior comment 52. It does not appear as if you have modified your disclosure to state that there was an unspecified amount of monetary relief requested in the lawsuit. Please revise or advise.

6. We note the lawsuit that Frederick Goldman, Inc. filed on February
11, 2004. The notes to your interim financial statements indicate that no discovery has been conducted yet. Tell us whether you have met with the opposing party as required under Federal Rules of Civil
Procedure, Rule 26(f) and whether a scheduling order has been issued under Rule 16(b). In general, please provide us with an update as to the status of the litigation.

Note 17: Business Segments, page F-15

7. We have read your response to our prior comment 54. Please provide us with the following information so that we better understand how you manage your business:

* Monthly internal reports used to report the results of operations of your business (e.g. flash reports);
* Financial reports provided to the board of directors for their meetings;
* Budget and forecast reports used by management to plan future operations;
* Internal quarterly and annual reports used by top management to assess operating performance;
* A summary of the capital expenditure authority of your management noting the level of management and the amount of expenditure authority; and
* Any regularly produced reports prepared on behalf of the divisional vice presidents for the review of the chief executive officer.

      We may have further comment.


American Achievement Corporation
Form 10-K for fiscal year ended August 28, 2004

8. We note your responses to our comments 57-61 regarding the 2004 Form 10-K. It is not sufficient to respond to our comments in future filings. Please amend your Form 10-K and Forms 10-Q to address our comments as appropriate.


****

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Dave Irving at (202) 942-1920 or Mike Moran, Accounting Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related
matters.
Please direct any other questions to Howard M. Baik at (202) 942-
1963
or to Ellie Quarles, Special Counsel, at (202) 942-1859.

Sincerely,



H. Christopher Owings
Assistant Director

cc (via fax):  Joel F. Freedman, Esq.


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David G. Fiore
AAC Group Holding Corp.
February 28, 2005
Page 4